Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

TelecityGroup and Interxion reach non-binding agreement on all-share merger

TelecityGroup plc (“TelecityGroup”), a provider of data centres in Europe, today announces that it has reached a non-binding agreement on an all-share merger with Interxion Holding N.V. (“Interxion”). The proposed transaction would be structured as an offer by TelecityGroup for Interxion. The primary listing for the combined group would be in London, with a New York Stock Exchange listing for TelecityGroup’s existing ADR programme contemplated.

Interxion is a European provider of data centre services serving a wide range of customers through 39 data centres in 11 European countries. It is listed on the New York Stock Exchange.

The boards of TelecityGroup and Interxion believe the combination of the TelecityGroup and Interxion businesses is highly compelling. Demand for data centre services is evolving rapidly as enterprise data and digital applications migrate to the cloud. The combined business will allow the parties to provide customers with greater product choice and solutions for the dynamic and expanding needs of multi-faceted customers seeking to address global markets. The additional scale and scope of the combined operations will give customers an expanded product set, more robust connectivity choices, better landing points for access to European consumers and expanded gateways to new markets in Africa, Asia and Eastern Europe.

Further, the key benefits of the proposed combination would include:

•                  Enhanced complementary customer offerings using the best practices of TelecityGroup and Interxion which, coupled with the expanded geographical footprint of the combined group, will give customers access to new and improved products and services across Europe;

•                  Significant synergy potential. Incremental EBITDA from cost synergies and enhanced growth opportunities are estimated by TelecityGroup to be approximately £40m per year and capital expenditure synergies are estimated by TelecityGroup to have a net present value of approximately £300m. In total, this equates to a net present value of total synergies of approximately £600m. In addition, TelecityGroup would expect substantial incremental benefits from technology, capital productivity and commercial synergies, as well as tax and other financial synergies; and

•                  Enhanced access to the capital markets and the opportunity of a lower cost of capital. Combined balance sheet strength and capital allocation discipline would enable the combined group to capitalise on future growth opportunities as well as deliver predictable capital returns to shareholders.

Under the terms of the non-binding agreement, Interxion shareholders would receive 2.3386 new TelecityGroup shares per Interxion share. As a result, TelecityGroup shareholders would own approximately 55%, and Interxion shareholders approximately 45%, of the combined group. The primary listing for the combined group would be in London, with a New York Stock Exchange listing for TelecityGroup’s existing ADR programme contemplated.

John Hughes would be Chairman of the combined group, with John Baker as Deputy Chairman.  David Ruberg would be appointed Chief Executive Officer for a period of 12 months following completion of the transaction. He would lead the new, combined group and launch this exciting new phase for both TelecityGroup and Interxion. Eric Hageman would be appointed Chief Financial Officer. The board of the combined group would comprise a balance of independent non-executive directors from both TelecityGroup and Interxion.

John Hughes will continue to operate as Executive Chairman of TelecityGroup until completion of the proposed transaction. Claudia Arney, currently the Senior Independent Non-Executive Director for TelecityGroup, will take the role of Deputy Chair of TelecityGroup for the same period.

The transaction is expected to be broadly earnings neutral to TelecityGroup shareholders in the first full year of the combined group and earnings accretive thereafter*.

TelecityGroup shareholders would benefit from the enhanced revenue and earnings per share growth profile of the combined group as well as the significant value creation potential that would accrue from the revenue, cost and capital expenditure synergies. The combined company will pursue a growth strategy with a disciplined capital allocation approach and a commitment to returning cash to shareholders with a focus on building shareholder value.

It is intended that the combined group would seek to initiate a share buy-back programme upon closing of the proposed transaction.

TelecityGroup Executive Chairman John Hughes said: “We think that the combination of TelecityGroup and Interxion would represent an extremely compelling combination for all stakeholders of both companies. The transaction would truly transform both organisations and allow them to deliver a superior proposition to the joint customer base. In particular, we would like to thank David Ruberg for his key contribution in orchestrating this proposed transaction and we are delighted that he has agreed to launch the new combined group.”

Interxion Chief Executive Officer David Ruberg said: “Bringing together the assets and solutions offered by Interxion and TelecityGroup will improve our customers’ ability to realise the benefits of transitioning to the cloud. Together, we expect to be able to further reduce our customers’ total cost of operation, help them deliver improved functionality to their customers, and deliver industry leading quality of service.”

Interxion Chairman John Baker said: “I believe that the combination of Interxion and TelecityGroup represents an attractive value creation opportunity for our shareholders, with improved access to capital markets, reduced cost of capital and a strong balance sheet.”

Signing of a binding transaction agreement is subject, inter alia, to satisfactory completion of mutual due diligence, approval by Interxion and TelecityGroup’s boards of directors and the negotiation of definitive transaction documentation. Interxion and TelecityGroup have agreed not to solicit or discuss alternative proposals until 4 March 2015 by which time it is expected that a binding transaction agreement will be entered into. Completion is anticipated in the second half of 2015, subject to TelecityGroup and Interxion shareholder approvals and all relevant regulatory and anti-trust approvals.

There can be no certainty that a binding agreement will be reached, nor as to the terms of such agreement.

Conference Call Details

TelecityGroup will host a conference call at 9.30am (GMT).

Goldman Sachs International is acting as financial adviser to TelecityGroup.

Enquiries

Goldman Sachs International Anthony Gutman Richard Cormack Nicholas van den Arend Alex Garner	+44 (0) 20 7774 1000

Brunswick Sarah West Ben Fry Helen Smith	+44 (0) 20 7404 5959

Sources and Bases

Information contained within this announcement has been calculated on the basis of the following:

•                  TelecityGroup basic number of shares of 202.9m and fully diluted number of shares of 204.6m

•                  Interxion basic number of share of 69.3m and fully diluted number of shares of 70.9m

•                  The exchange ratio of 2.3386 new TelecityGroup shares per Interxion share implies a 15% premium to the undisturbed Interxion share price of $26.47 per Interxion share (as at close of business on 9 February 2015)

* This statement should not be interpreted to mean that earnings per share for TelecityGroup shareholders would necessarily be greater than those for the year ended 31 December 2013 or 31 December 2014.

Notes to Editors

TelecityGroup is a provider of data centres in Europe, operating highly connected facilities in key cities.

These data centres are the places in which separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. TelecityGroup’s customers take advantage of the highly connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

TelecityGroup has today separately announced its preliminary financial information for the year ended 31 December 2014.

TelecityGroup plc is listed on the London Stock Exchange (LSE: TCY.L).

www.telecitygroup.com/investor-centre/investor-centre-home.htm

Interxion is a provider of data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With over 500 connectivity providers, 400 cloud providers and 20 European Internet exchanges across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interxion has today separately announced preliminary results for the year ended 31 December 2014.

Interxion Holding N.V. is listed on the New York Stock Exchange: (NYSE: INXN).

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for TelecityGroup and no one else in connection with the proposed transaction and will not be responsible to anyone other than TelecityGroup for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed transaction or any matter referred to herein.

A copy of this announcement is also available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on TelecityGroup’s website at www.telecitygroup.com.

The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Forward-looking Statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from a transaction with Interxion and are generally identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will”, “may”, “continue”, “should”, and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of TelecityGroup, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

TelecityGroup does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise, except to the extent legally required.

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

Important Information

This announcement is for informational purposes only and is not intended to, and does not, constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement has been prepared in accordance with English law and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside of the United Kingdom.

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this announcement. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.